April 4, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                            KMG Chemicals, Inc.

Form 10-K for the fiscal year ended July 31, 2007

File No. 000-29278

Dear Mr. Decker:

KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated March 12, 2008, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K.  In this letter, the Company has reproduced your comments in italics typeface, and has made its responses in normal typeface.  The Company respectfully requests that the Staff provide its further comments at its earliest convenience.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2007

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response:

We have shown in our supplemental responses the proposed revisions to be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations:  Segment Data, page 19

2.                                      We note from your responses to comments 3 and 10 from our letter dated February 8, 2008 that you still plan to present total segment income (loss) from operations outside of the segment footnote.  This represents a non-GAAP measure.  As we previously requested, please revise your MD&A using one of the two alternatives below:

•                                           Revise your total segment income (loss) from operations to include other corporate expenses as a separate line item in arriving at this subtotal (which would make this measure a GAAP measure since it would be the same as GAAP operating income); or

•                                           If you feel that the presentation of total segment income (loss) from operations as presented is meaningful to investors, please revise your MD&A to provide the disclosures required by Item 10(e) of Regulation S-K when the non-GAAP measure is presented outside of your segment footnote.

For additional guidance, refer to Question 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

Response:

We will revise our segment income presentation in MD&A to remove the table presenting segment income (loss) from operations.

3.                                      We note that you appear to use two different titles to refer to the same measure of segment profitability.  On page 51 of your financial statement footnotes, you refer to the measure as “total profit or loss for reportable segments”.  However on page 50 of your financial statement footnotes and throughout your MD&A, you refer to the same measure as “income (loss) from operations”, which is a title or description that is confusingly similar to the GAAP financial measure “operating income”.  Please revise your filing throughout to use consistent titles for the same measure which are not confusingly similar to titles or descriptions used for GAAP financial measures.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:

We will consistently use the title “Segment income (loss) from operations” in future filings.

4.                                      Please reconcile segment income (loss) from operations to the most directly comparable GAAP financial measure in both your MD&A and your segment financial statement footnote.  Based on the title of your non-GAAP measure, it appears the most directly comparable GAAP financial measure would be operating income.

Response:

We will revise the segment income (loss) from operations reconciliation table in our financial statement footnote to reconicle to operating income and to income before income taxes. The revised table for the three years ended July 31, 2007 would look like the following:

	2007	2006	2005

Total segment income from operations	$21,258	$11,495	$9,682
Other corporate expense	(6,673)	(4,807)	(4,280)
Operating income	14,585	6,688	5,402
Interest income	560	281	73
Interest expense	(945)	(1,044)	(620)
Other profit or loss	6	(35)	(35)
Income before income taxes	$14,206	$5,890	$4,820

Consolidated Financial Statements

Note 8. Intangible and Other Assets, page 43

5.                                      We note your response to comment 7 from our letter dated February 8, 2008.  Due to the broad range of estimated useful lives associated with your intangible assets subject to amortization, please revise to disclose the range of useful lives separately for each type of intangible asset.

Response:

We will include the range of useful lives associated with each intangible asset disclosed in the table of note 8.  The portion of the table in note 8 describing intangible assets subject amortization for the two years ended July 31, 2007 would then look like the following:

	2007	2006
	(Amounts in thousands)
Intangible assets subject to amortization:

Creosote supply contract (10 years)	4,000	4,000
Other creosote related assets (5 years)	131	131
Other penta related assets (3-5 years)	7,288	7,288
MSMA product registrations and related assets (currently discontinued operations)	48	48
Sodium penta licensing agreement (4-5 years)	—	320
Animal health trademarks (5-20 years)	364	364
Other animal health related assets (5-20 years)	6,165	6,165
Loan costs (5 years)	30	124
	18,026	18,440

Note 15. Business Segment Information, page 49

6.                                      We note your response to comment 9 from our letter dated February 8, 2008.  While paragraph 32 of SFAS 131 indicates that only significant reconciling items shall be separately identified and described, you should still provide reconciliation and then group immaterial reconciling items as a component of that reconciliation.  Therefore, as previously requested, please show us how you will revise your future segment footnote disclosures to provide a reconciliation of segment depreciation and amortization and capital expenditures to the consolidated amounts which appear in your statements of cash flows on page 34.

Response:

We will include extra line items on our depreciation table and capital expenditure table to reconcile those items back to the corresponding line items on the statement of cash flow.  The revised disclosure for the fiscal year ended July 31, 2007 would look like the following:

	2007	2006	2005
	(Amounts in thousands)

Depreciation and amortization
Penta	$2,485	$2,334	$886
Creosote	297	293	298
Animal Health	899	409	150
Agricultural Chemicals	100	821	817
Other - general corporate	51	32	53
	$3,832	$3,889	$2,204

Capital expenditures
Penta	$362	$1,437	$13,363
Creosote	23	—	—
Animal Health	197	6,343	—
Agricultural Chemicals	—	338	62
Included in acquisitions	—	(6,226)	(13,019)
Other – general corporate	—	193	39
	$581	$2,085	$445

7.                                      We note your response to comment 11 from our letter dated February 8, 2008.  Please revise your proposed future filing disclosures in MD&A to provide more robust analysis and quantification of each of the factors contributing to material fluctuations in other corporate expenses where more than one factor is involved.

Response:

We will revise future filings to provide more robust analysis and quantification of the factors contributing to material fluctuations in other corporate expense where multiple factors are involved.  The revised disclosure for the fiscal year ended July 31, 2007 would look like the following:

Other corporate expenses that could not be directly identified with a particular business segment increased from $4.8 million to $6.7 million, an increase of $1.9 million or 38.8%.  That difference was due primarily to an increased cost for insurance of $286,000, and higher expenses associated with our Houston headquarters, including an increase in compensation expense for directors of $144,000, an increase for executive and other employee compensation and benefits of $932,000, and increased expense for accounting and other professional services of $311,000.  Our allowance for doubtful accounts also increased by $128,000 in fiscal year 2007 as compared with the prior year.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ John V. Sobchak

John V. Sobchak
Vice President and CFO

As requested in the letter dated March 12, 2008 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

KMG Chemicals, Inc.

By:	/s/ John V. Sobchak
Name:	John V. Sobchak
Title:	Chief Financial Officer